 LIVEXLIVE MEDIA, INC.

9200 Sunset Boulevard, Suite #1201

West Hollywood, CA 90069

October 20, 2020

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Taylor Beech

Re:	LiveXLive Media, Inc.
Registration Statement on Form S-3
File No. 333-249481

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiveXLive Media, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it will become effective at 4:00 P.M. Eastern Time on Wednesday, October 21, 2020, or as soon as practicable thereafter.

We respectfully request that we be notified of such effectiveness by a telephone call to Sasha Ablovatskiy, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0466, or in his absence Jonathan Shechter, Esq. of Foley Shechter Ablovatskiy LLP at (212) 335-0465.

Sincerely,

LIVEXLIVE MEDIA, INC.

By:	/s/ Robert S. Ellin
Name:	Robert S. Ellin
Title:	Chief Executive Officer and Chairman

Cc:	Sasha Ablovatskiy, Esq. (Foley Shechter Ablovatskiy LLP)
Jonathan Shechter, Esq. (Foley Shechter Ablovatskiy LLP)